SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 23, 2004

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel:  +49-89-234-0

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report on Form 6-K contains a press release of Infineon Technologies AG dated April 23, 2004 for the announcement of capacity expansion at the Company’s Virginia subsidiary semiconductor plant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: April 23, 2004	By:	/s/ PETER J. FISCHL
Peter J. Fischl
Chief Financial Officer

	By:	/s/ MICHAEL VON EICKSTEDT
Michael von Eickstedt
General Counsel and
Senior Vice President

News Release / Presseinformation

Infineon Technologies Plans Expansion of Manufacturing Capacity;

Will Start Equipping 300mm Module in Virginia Plant

Munich, Germany and Richmond, Virginia, April 23, 2004 – Infineon Technologies (FSE/NYSE: IFX) today announced a capacity expansion at its Virginia subsidiary semiconductor plant, Infineon Technologies Richmond, LP.  The expansion will begin with an initial equipment move in to start production of advanced DRAM chips on 300mm wafers beginning in early 2005.  The $1 billion expansion project will increase Infineon’s flexibility and responsiveness to customer requirements for its memory and logic products.

“Overall customer demand – both for logic as well as memory chips – is increasing at a strong pace.  This initial expansion of capacity at Richmond will allow us to accelerate the shift of production from memory to logic products at our 200mm plant in Dresden,” said Dr. Andreas von Zitzewitz, Chief Operating Officer of Infineon Technologies.  “We are leveraging the existing building shell and synergies gained with the experienced staff at Richmond to quickly bring 300mm capacity on line in a way that is consistent with our corporate capital expenditure plans. The excellent infrastructure and state-of-the art manufacturing expertise at Richmond make this the fastest and most cost effective way for us to respond to changing market conditions.”

After completion of the initial expansion, the site will be capable of processing 25,000 wafer starts per month in 300mm technology.  With operations scheduled to begin in early 2005, the initial build out also will give Infineon the option to ramp up additional capacity rapidly if and when it is required by market conditions.

“Infineon’s decision to expand its capacity here is a strong affirmation of the talent and professionalism of our citizens and the competitiveness of Virginia as a location for high-tech manufacturing,” said Virginia Governor Mark Warner.  “I am very pleased that the cooperation between the State and Infineon is contributing to innovative investments in higher education, infrastructure support and training.”

For Business & Trade Press: XX200404.xxx e
Technology & Innovations Worldwide Headquarters U.S.A. Asia Japan Investor Relations	Name: Guenter Gaugler Christoph Liedtke Kaye Lim Hirotaka Shiroguchi EU/APAC +49 89 234 26655	Phone / Fax: +49 89 234 28481 / 28482 +1 408 501 6790 / 2424 +65 6840 0689 / 0073 +81 3 5449 6795 / 6401 USA/CAN +1 408 501 6800	Email: guenter.gaugler@infineon.com christoph.liedtke@infineon.com kaye.lim@infineon.com hirotaka.shiroguchi@infineon.com investor.relations@infineon.com

The 300mm production module will initially produce high performance and high density DRAM chips using 110nm technology, with a fast transition to 90nm devices. 300mm diameter wafers yield approximately 2.5 times more ICs than the 200mm technology, resulting in productivity improvements of more than 30 percent.  Infineon will continue to operate the 200mm module now running at full capacity at the Richmond site.  When the initial expansion project is complete, the 25,000 300mm wafer starts will more than double total capacity for DRAM at the Richmond site. At the same time headcount is expected to increase by 800 employees from the current 1750 employees to approximately 2550.  Future decisions regarding the next phases of expansion, timetable and total investment in the increased capacity will be determined in response to developing market requirements.

“Throughout our history of operations in Richmond, the Commonwealth of Virginia has been a great partner in supporting the development of Infineon by providing performance based grants, training assistance and support for higher education,” said Robert LeFort, President of Infineon Technologies North America Corp.  “This has helped make the Richmond site one of the company’s most productive factories, as measured by our own analysis and global benchmarks for the chip industry.  Based on a worldwide evaluation of available options to increase our capacity, Richmond was selected as the preferred site.”

The Infineon Technologies Richmond plant was founded in 1996 as White Oak Semiconductor, and began manufacturing memory IC products in August 1998, less than 22 months after construction began on its first production module. Construction on the 300 mm plant expansion began in 2000, but its completion was delayed as a result of economic conditions. The plant produces DRAM chips used in personal computers, computer servers and other advanced electronic devices.

Note to editors: To download high-resolution photos of Richmond and 300mm technology go to: http://www.never-stop-thinking.com/richmond/

To download B-roll, go to : www.thenewsmarket.com/Infineon

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About Infineon

Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for the automotive and industrial sectors, for applications in the wired communications markets, secure mobile solutions as well as memory products.
With a global presence, Infineon operates in the US from San Jose, CA, in the
Asia-Pacific region from Singapore and in Japan from Tokyo. In fiscal year 2003 (ending September), the company achieved sales of Euro 6.15 billion with about 32,600 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.

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This news release is available at http://www.infineon.com/news

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